SEC File No.: 333-89725

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K
[ X] Form 10-Q [ ] Form N-SAR

                  For Period Ended: March 31, 2001
                                    -------------------------
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:


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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         PART I - REGISTRANT INFORMATION


AES Eastern Energy, L.P.
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Full Name of Registrant


N/A
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Former Name if Applicable

1001 N. 19th Street
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Address of Principal Executive Office (Street and Number)

Arlington, Va. 22209
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City, State and Zip Code



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                       PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


[X]           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]           (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]           (c) The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.


                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Registrant is unable to file the subject report within the prescribed time period because the Registrant needs additional time to finish the process of compiling the financial information necessary to complete the financial statements and other disclosures required in its Form 10-Q.


                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Michael McCarthy                       (315)              536-2359
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             (Name)                          (Area Code)      (Telephone Number)



(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s)
                                                                  [X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be



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         reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [X] Yes  [  ] No


         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


It is anticipated that the Form 10-Q will reflect the following changes in results of operations from the prior fiscal year:

Energy Revenues for the three months ended March 31, 2001, were $94.1 million, compared to $72.1 million for the comparable period of the prior calendar year, an increase of 30.1%. The increase in Energy Revenues is primarily due to higher market prices and higher operating levels. Capacity Revenues for the three months ended March 31, 2001, were $7.7 million, compared to $7.8 million for the comparable period of the prior calendar year, a decrease of 1.3%. Transmission Congestion Contract Revenues for the three months ended March 31, 2001 were $6.9 million. This agreement is essentially a swap between the congestion component of the locational prices posted by the New York ISO in western New York and the more populated areas in eastern New York. The Transmission contract was entered into because it provided a reasonable settlement for resolving a FERC dispute between the Partnership and Niagara Mohawk Power Corporation.

Operating Expenses for the three months ended March 31, 2001, were $62.0 million, compared to $52.9 million for the comparable period of the prior calendar year, an increase of 17.2%. The increase in Operating Expenses is primarily due to higher operating levels, which necessitated greater coal usage, greater coal purchases on the spot market and higher operating and maintenance expenditures.

Other Income/Expenses for the three months ended March 31, 2001, were $14.0 million, compared to 15.1 million for the comparable period of the prior calendar year, a decrease of 7.3%. The decrease in Other Income/Expense is primarily due to a one time additional interest charge in the first quarter of 2000.

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                            AES Eastern Energy, L.P.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2001               By:   /s/ Daniel J. Rothaupt
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                                           Daniel J. Rothaupt,
                                           President of AES N.Y., L.P.,
                                            General Partner of
                                            AES Eastern Energy, L.P.